MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED OCTOBER 31, 2025

Exhibit 99.1

The following Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of MindWalk Holdings Corp. (the "Company” or, “MindWalk” for the three and six months ended October 31, 2025, together with the audited consolidated financial statements and accompanying MD&A of the Company for the year ended April 30, 2025. This MD&A is the responsibility of management and was reviewed and approved by the Board of Directors of MindWalk on December 12, 2025.

The referenced financial statements have been prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IFRS”) and as applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. Except as otherwise noted, all dollar figures in this MD&A are stated in Canadian dollars, which is the Company’s reporting currency.

We have prepared this MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators. Additional information relating to MindWalk Holdings Corp. including our most recently completed [Annual Information Form] and our Annual Report on Form 20-F for the fiscal year ended April 30, 2025, is available on our website at www.mindwalkAI.com and can be found on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/search-filings.

FORWARD-LOOKING INFORMATION

This MD&A includes forward looking statements within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations. Forward looking statements relate to future events or future performance and reflect management’s current expectations, estimates and projections.

Forward looking statements in this MD&A include, without limitation, statements about MindWalk’s:

• business strategy and priorities, including the shift toward a software-led model centered on LensAI
• plans and expectations for LensAI subscriptions, HYFT-based analytics and data services, and selected wet lab offerings
• expectations regarding revenue growth, margins, operating costs, liquidity and capital resources
• research and development activities and internal asset programs, including programs related to dengue and GLP-1 and longevity
• expectations regarding the protection, expansion and use of the Company’s intellectual property, including HYFT patterns and related biological assets
• expectations regarding client adoption of AI-driven and SaaS-based drug discovery tools
• views on industry, market size and growth rates in AI in drug discovery, drug discovery informatics, cloud-based drug discovery platforms and life science analytics
• expectations about future financing, capital allocation and shareholder value

Forward looking statements often use words such as “expects”, “plans”, “targets”, “believes”, “forecasts”, “intends”, “estimates” or similar expressions and include statements about events or results that are “anticipated” or “projected”. Any statements that describe future plans, objectives or goals are forward looking statements.

These statements are based on a number of assumptions, including management’s assumptions regarding:

• the progress, timing and costs associated with executing MindWalk’s business plan and strategy
• the performance, safety and regulatory profile of the Company’s technologies and internal programs
• the accuracy of industry data and growth forecasts referenced in this MD&A
• the competitive environment and the pace of adoption of AI-driven and SaaS-based solutions in drug discovery
• the ability to maintain and expand customer and partner relationships
• the availability of qualified personnel, contractors and key infrastructure
• the continued availability of financing on acceptable terms
• the absence of material adverse changes in general business, economic, geopolitical, market, tax, regulatory or legal conditions

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED OCTOBER 31, 2025

Forward looking statements involve known and unknown risks and uncertainties. Actual results, performance and achievements differ in many cases from those expressed or implied in forward looking statements. Risks and uncertainties include, among others:

• the risk that MindWalk does not successfully execute its software-led strategy or achieve anticipated levels of LensAI usage
• the risk of slower than expected adoption of AI-based and SaaS-based tools by current or potential clients
• risks related to research and development, including technical challenges, data quality, model performance and regulatory expectations for AI in life sciences
• risks related to the protection, enforcement and value of intellectual property, including HYFT-related IP and related biological assets
• competition from existing or new market participants, including larger companies with greater resources
• risks related to dependence on key personnel, partners, vendors and critical infrastructure
• risks related to compliance with evolving laws and regulations, including those relating to data privacy, data security and the use of AI
• financing, liquidity and capital market risks, including dilution risk from future financings
• risks related to the development, advancement and commercial potential of internal programs, including dengue and GLP-1 and longevity
• general economic, market and geopolitical risks that affect the Company and its clients

Additional information about these and other risks is included in the “Risks and Uncertainties” section of this MD&A and in MindWalk’s other filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Forward looking statements in this MD&A speak only as of the date of this document. MindWalk does not undertake any obligation to update or revise forward looking statements as a result of new information, future events or otherwise, except as required by applicable securities laws. Readers should not place undue reliance on forward looking statements.

CAUTION REGARDING NON-IFRS MEASURES

In addition to the results reported in accordance with IFRS, this MD&A makes reference to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS. They are therefore unlikely to be comparable to similar measures presented by other companies. The Company uses non-IFRS measures, including “adjusted EBITDA” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Management believes that these measures provide useful information in that they may exclude amounts that are not indicative of the Company’s core operating results and ongoing operations and provide a more consistent basis for comparison between periods. For further details, please refer to the Non-IFRS Financial Measures section later in this document.

GENERAL

Founded on November 22, 1983, and incorporated under Alberta law, MindWalk's common shares ("Common Shares") currently trade on the Nasdaq Capital Market under the ticker symbol "HYFT". The corporate headquarters of MindWalk is situated at 3204 - 4464 Markham Street, Victoria, BC V8Z 7X8.

OVERVIEW

MindWalk is a Bio-Native AI biotherapeutic research and technology company operating an integrated biointelligence ecosystem for biologics discovery and development. The Company combines AI, deep data and advanced lab research, linking in silico platforms with wet lab operations across therapeutic and anti-drug antibodies, diagnostics, vaccines and peptide therapeutics.

HYFT patterns are the foundation of this ecosystem. These compact informational units, shaped by evolution, are defined by the Company as the minimal sequence information required to determine molecular structure and corresponding function. HYFT patterns are encoded, indexed and linked at the core of LensAI, the Company’s explainable AI platform for biologics, forming a shared biological knowledge layer.

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED OCTOBER 31, 2025

LensAI uses HYFT patterns to connect more than 25 billion biological relations, turning fragmented data into integrated, discovery-ready insight. The platform supports rapid analysis and harmonization of heterogeneous data across modalities, including sequence, structure, functional assays and other omics sources. HYFT-based applications draw from the same indexed pattern space, providing consistent, transparent decision support for day-to-day work in drug discovery, including target profiling, antigen and epitope analysis, sequence engineering, candidate triage and portfolio evaluation.

MindWalk's wet lab facilities complement this HYFT-driven data and AI layer. Experimental programs deliver discovery, characterization and production activities and, in selected engagements, generate datasets that feed LensAI, while HYFT-based insights inform experimental design, assay strategy and candidate selection. This integration between computation and bench work is intended to reduce time, cost and risk across biologic discovery and development programs and to provide partners with a coordinated offering aligned with MindWalk’s bio-native, data-centric brand.

SERVICES

MindWalk structures its services around LensAI, the Company’s Bio-Native AI platform for biologics discovery and development. Partners access LensAI through expert-led projects, SaaS subscriptions or API-based integrations, aligning usage with program scope, internal resources and data strategy.

An increasingly important focus is making program data AI-ready. Using HYFT technology, MindWalk organizes and links program data into a consistent, queryable structure. Sequences, structures, assay outputs, omics data and external sources are ingested and connected into a shared biological layer where each datapoint carries context, evidence and provenance. Concept-driven NLP processes literature, reports and other unstructured text at the level of mechanisms, targets and pathways, then aligns those concepts with the same HYFT-based context that supports experimental data.

On top of this data foundation, LensAI services span target profiling, antigen and epitope analysis, immunogenicity and liability screening, hit expansion, candidate triage, de novo variant sequence design, developability assessment and portfolio-level analysis. HYFT patterns allow LensAI to connect sequence, structure, function and literature into a single computational representation, supporting faster, more transparent decisions at each stage of the discovery workflow, from early hypothesis through engineering strategies.

MindWalk's wet lab services operate in close coordination with LensAI and the HYFT-based data layer. Focused discovery, characterization and production activities, including immunization, B cell and hybridoma discovery, functional and biophysical assays, protein and antibody production, are offered as stand-alone services or, where appropriate, with experimental results integrated into LensAI. This selective loop between computation and bench work supports data-rich validation while MindWalk maintains its core identity as an AI, data and HYFT-platform company for biologics discovery.

OPERATIONS

MindWalk operates in North America and Europe, with activities organized around the LensAI platform, HYFT-based data layer and supporting wet lab capabilities.

The Company focuses operational resources on expanding and protecting its intellectual property portfolio, particularly around HYFT patterns, HYFT-powered analytics and related biological assets. This includes internal R&D, selective partnerships and strategic transactions that extend HYFT use across new targets, modalities and therapeutic areas.

Operations emphasize scalability and cost management. Shared platforms, standardized workflows and centralized data infrastructure support growth in LensAI subscriptions and AI-enabled projects without a proportional increase in fixed overhead.

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED OCTOBER 31, 2025

Management places an emphasis on quality systems, data security and regulatory compliance appropriate for biologics research and AI-driven analysis. This operational focus supports reliable project execution for partners while preserving flexibility to shift resource allocation as demand for LensAI and related services evolves.

STRATEGY AND OUTLOOK

Management places emphasis on initiatives that increase revenue, strengthen MindWalk’s software and data assets, and support long term shareholder value. Strategy centers on Bio-Native AI, with LensAI and HYFT patterns used to change how complex biological data is organized, interpreted and applied across discovery programs.

MindWalk aims to grow a software-led model around LensAI, offered through subscriptions, expert-led analytics projects and API integrations. Management’s objective is to deepen LensAI usage within current clients, expand access to new partners that seek SaaS-based discovery tools, and position wet lab services as a selective complement where integrated computation-plus-experiment workflows add clear value.

A strategic focus is advancing data services that support this model. MindWalk invests in HYFT-based data organization, concept-driven NLP and shared biological knowledge layers that, as described above, organize and link sequence, structure, assay, omics and literature data into a consistent, queryable environment. These capabilities support LensAI subscriptions, analytics projects and future offerings that rely on reusable data rather than one-off analyses.

Independent research points to sustained growth in software-driven drug discovery and data-centric solutions. One recent study estimates the global AI in drug discovery market at about USD 6.93 billion in 2025, with expectations of reaching roughly USD 16.52 billion by 2034 at a CAGR of about 10 percent. The global drug discovery informatics market, which includes modeling, analytics and related software, is estimated at approximately USD 3.65 billion in 2024 and projected to reach about USD 7.03 billion by 2030, reflecting an 11.6 percent CAGR from 2025 through 2030.

Cloud-based drug discovery platforms represent another growth area. One forecast projects this segment at USD 3.5 billion in 2025, reaching roughly USD 11.3 billion by 2035 at a 12.6 percent CAGR, with Software as a Service expected to hold the largest share of spend. In parallel, the global life science analytics market, which spans broader data and insight platforms for pharma and medical devices, is projected to grow from USD 40.03 billion in 2025 to USD 68.81 billion by 2030 at an 11.4 percent CAGR.

Management views these trends as supportive of MindWalk’s focus on LensAI subscriptions, HYFT-based analytics and data services, alongside a targeted set of wet lab offerings. Over the outlook period, the Company plans to allocate resources toward offerings that scale with software, data and IP, pursue deeper multi-year relationships with partners that adopt LensAI, and keep a thoughtful approach to cost structure in order to support improvements in profitability.

AI FOR BIOLOGICS AND DRUG DISCOVERY

AI now plays a central role in biologics discovery, where multi-modal data from sequence, structure, assays and clinical sources inform decisions from target selection through lead design. Software platforms that combine predictive modeling, explainability, data organization and experimental context have become important for pharma and biotech partners.

Within this environment, LensAI functions as MindWalk’s Bio-Native AI platform. Building on the HYFT framework described above, LensAI encodes, indexes and links patterns across sequence, structure, function and literature so results are traceable to specific biological patterns rather than opaque model behavior. Concept-driven NLP aligns scientific text with the same HYFT-based context that supports experimental data, reinforcing a single, pattern-led view of biology.

The HYFT framework converts unstructured and semi-structured inputs into structured, pattern-based representations. Sequence, omics and literature data flow into a shared biological layer with built-in feature reduction, supporting efficient downstream analysis with AI and ML methods while preserving traceability to underlying patterns and sources.

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED OCTOBER 31, 2025

LensAI also supports internal asset programs that illustrate how HYFT-based AI links to tangible biotherapeutic opportunities. In the universal dengue vaccine initiative, LensAI identified a highly conserved epitope across all four dengue virus serotypes using in silico analysis, with the goal of driving neutralizing antibody responses while avoiding serotype-specific limitations. In the GLP-1 and longevity program, LensAI supports the design of GLP-1 receptor agonists and the definition of a companion pathway for resilience and cellular health. The regimen combines AI-guided GLP-1 designs with a second, longevity-focused therapeutic concept and is advancing following in vitro evidence of receptor activation at levels higher than semaglutide in the assays conducted.

Across these efforts, the HYFT and LensAI stack is intended to make accessible biological data rapidly computable. The system targets bottlenecks in omics data management and analysis by organizing DNA, RNA and amino acid information into a unified HYFT-based layer that supports large, complex analytic workloads at scale while maintaining a relatively light computational footprint for partner engagements and internal R&D.

OVERALL PERFORMANCE AND LIQUIDITY OF CONTINUING OPERATIONS

The Company achieved revenues of $4.1 million and $7.3 million during the three and six months ended October 31, 2025, roughly a 54% and a 41% increase from 2024 revenues of $2.7 million and $5.2 million, respectively. The Company incurred cost of sales of $1.5 million and $3.1 million during the three and six months ended October 31, 2025, a $0.2 and $0.3 million increase for the three and six months ended October 31, 2024 cost of sales, respectively. The Company incurred total operating expenses of $5.4 million during the three months ended October 31, 2025, which is flat compared to the three months ended October 31, 2024. Operating expenses totaled $11.1 million during the six months ended October 31, 2025, a decrease of $0.2 million compared to the six months ended October 31, 2024. Net loss totaled $3.2 million and $6.2 million for the three and six months ended October 31, 2025, compared to a net loss of $2.6 million and $6.6 million during the same periods last year.

As of October 31, 2025, the Company had cash on hand of $16.5 million compared to $10.7 million as of April 30, 2025. The Company expects its cash on hand as of October 31, 2025 will be sufficient to fund the Company's operations for at least one year from the date these financial statements are available to be issued.

RESULTS OF OPERATIONS

Comparison of the three months ended October 31, 2025 and 2024

Revenue

	Three Months Ended October 31,
(in thousands)	2025 $	2024 $	Change $	Change %
Project revenue	4,058	2,613	1,445	55.3%
Product sales revenue	—	4	(4)	-100.0%
Cryostorage revenue	66	62	4	6.5%
Total revenue	4,124	2,679	1,445	53.9%

The Company achieved revenue of $4.1 million during the three months ended October 31, 2025, a 54% increase from the three months ended October 31, 2024.

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED OCTOBER 31, 2025

Gross Profit

	Three Months Ended October 31,
(in thousands)	2025 $	2024 $	Change $	Change %
Gross profit	2,662	1,369	1,293	94.4%
% of total revenue	65%	51%

Gross profit totaled $2.7 million during the three months ended October 31, 2025, an increase of 94% compared to the three months ended October 31, 2024, due primarily to improved project revenue.

Research and development

	Three Months Ended October 31,
(in thousands)	2025 $	2024 $	Change $	Change %
Research and development	1,225	1,006	219	21.8%

During the three months ended October 31, 2025, R&D expenses increased to $1.2 million from $1.0 million during the three months ended October 31, 2024. R&D expenses for the three months ended October 31, 2025 reflect ongoing investments in R&D on the LensAI platform.

Sales and marketing

	Three Months Ended October 31,
(in thousands)	2025 $	2024 $	Change $	Change %
Sales and marketing	1,138	1,056	82	7.8%

Sales and marketing expenses totaled $1.1 million during the three months ended October 31, 2025, compared to $1.1 million during the three months ended October 31, 2024. Expenditures during the three months ended October 31, 2025 reflect commercialization efforts to drive awareness of MindWalk.

General and administrative

	Three Months Ended October 31,
(in thousands)	2025 $	2024 $	Change $	Change %
General and administrative	3,074	2,854	220	7.7%

During the three months ended October 31, 2025, general and administrative expenses totaled $3.1 million, an increase of 7.7% compared to the three months ended October 31, 2024.

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED OCTOBER 31, 2025

Other Income / Expense

	Three Months Ended October 31,
(in thousands)	2025 $	2024 $	Change $
Accretion	—	(3)	3
Grant income	12	—	12
Interest and other income (expense)	35	(117)	152
Loss on disposal of Europe B.V.	(458)	—	(458)
Unrealized foreign exchange loss	(8)	(104)	96
Total other expense	(419)	(224)	(195)

The Company recorded other expense of $0.4 million during the three months ended October 31, 2025, compared $0.2 million during the three months ended October 31, 2024. The increase in other expense is attributed to the loss on the sale of IPA Europe B.V.

Comparison of the six months ended October 31, 2025 and 2024

Revenue

	Six Months Ended October 31,
(in thousands)	2025 $	2024 $	Change $	Change %
Project revenue	7,184	5,050	2,134	42.3%
Product sales revenue	1	6	(5)	-83.3%
Cryostorage revenue	100	96	4	4.2%
Total revenue	7,285	5,152	2,133	41.4%

The Company achieved revenue of $7.3 million during the six months ended October 31, 2025, a 41.4% increase from the six months ended October 31, 2024.

Gross Profit

	Six Months Ended October 31,
(in thousands)	2025 $	2024 $	Change $	Change %
Gross profit	4,189	2,379	1,810	76.1%
% of total revenue	58%	46%

Gross profit totaled $4.2 million during the six months ended October 31, 2025, an increase of 76.1% compared to the six months ended October 31, 2024, due primarily to improved project revenue.

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED OCTOBER 31, 2025

Research and development

	Six Months Ended October 31,
(in thousands)	2025 $	2024 $	Change $	Change %
Research and development	2,274	2,494	(220)	-8.8%

During the six months ended October 31, 2025, R&D expenses decreased to $2.3 million from $2.5 million during the six months ended October 31, 2024, due primarily to headcount reductions in the prior year.

Sales and marketing

	Six Months Ended October 31,
(in thousands)	2025 $	2024 $	Change $	Change %
Sales and marketing	2,481	1,595	886	55.5%

Sales and marketing expenses totaled $2.5 million during the six months ended October 31, 2025, compared to $1.6 million during the six months ended October 31, 2024.

General and administrative

	Six Months Ended October 31,
(in thousands)	2025 $	2024 $	Change $	Change %
General and administrative	6,369	6,208	161	2.6%

During the six months ended October 31, 2025, general and administrative expenses totaled $6.4 million, an increase of $0.2 million compared to the six months ended October 31, 2024.

Other Income / Expense

	Six Months Ended October 31,
(in thousands)	2025 $	2024 $	Change $
Accretion	—	(3)	3
Grant income	19	138	(119)
Interest and other income (expense)	40	(119)	159
Loss on disposal of Europe B.V.	(458)	—	(458)
Unrealized foreign exchange loss	(39)	(244)	205
Total other expense	(438)	(228)	(210)

The Company recorded other expense of $0.4 million during the six months ended October 31, 2025, compared $0.2 million during the six months ended October 31, 2024. The increase in other expense is attributed to the sale of IPA Europe B.V..

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED OCTOBER 31, 2025

SUMMARY OF QUARTERLY RESULTS

The following table sets out financial information for the past eight quarters:

	Three Months Ended ($)
(in thousands, except share data)	October 31, 2025	July 31, 2025	April 30, 2025	January 31, 2025
Total revenue	4,124	3,161	2,746	2,728
Cost of sales	1,462	1,634	1,155	967
Gross profit	2,662	1,527	1,591	1,761
Operating expenses	5,437	5,686	4,713	26,620
Other income (expenses)	(419)	(20)	(390)	(106)
Income taxes	25	(91)	(75)	(3,013)
Net loss from continuing operations	(3,219)	(4,088)	(3,437)	(21,952)
Net income from discontinued operations	24	1,129	1,276	431
Net loss	(3,195)	(2,959)	(2,161)	(21,521)
Basic and diluted loss per share*	(0.07)	(0.07)	(0.05)	(0.66)

	Three Months Ended ($)
(in thousands, except share data)	October 31, 2024	July 31, 2024	April 30, 2024	January 31, 2024
Total revenue	2,679	2,473	2,518	3,109
Cost of sales	1,310	1,463	1,923	1,744
Gross profit	1,369	1,010	595	1,365
Operating expenses	5,424	5,884	20,605	5,504
Other income (expenses)	(224)	(4)	55	(118)
Income taxes	(731)	(666)	(1,414)	(862)
Net loss from continuing operations	(3,548)	(4,212)	(18,541)	(3,395)
Net income from discontinued operations	995	213	932	718
Net loss	(2,553)	(3,999)	(17,609)	(2,677)
Basic and diluted loss per share*	(0.09)	(0.15)	(0.71)	(0.11)

* Because of the net loss, basic and diluted loss per share are the same given potential dilutive common shares are excluded from the computation as their effect would be anti-dilutive.

Revenue

The Company achieved revenue of $4.1 million during the three months ended October 31, 2025, an increase of 53.9% from the same period in the previous year.

Gross Profit

The Company recorded a gross profit margin of 65% during the three months ended October 31, 2025, while gross profit margins have historically been in the 48-57% range. The increase in gross profit margin during the three months ended October 31, 2025 is due primarily to increased project revenue.

Operating Expense

Fluctuations in operating expenses have historically been driven primarily by R&D expenses and recorded impairments, while sales and marketing and general and administrative expenses have been more stable.

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED OCTOBER 31, 2025

Other Income (Expense)

Other income (expense) includes the impact of unrealized foreign exchange gains or losses stemming from contractual and cash holdings denominated in euros or U.S. dollars. This component can vary from quarter to quarter, transitioning between gains and losses due to fluctuations in foreign currency exchange rates.

NON-IFRS MEASURES

The following are non-IFRS measures and investors are cautioned not to place undue reliance on them and are urged to read all IFRS accounting disclosures present in the condensed consolidated financial statements and accompanying notes for the year ended April 30, 2025.

The Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures are adjusted operating EBITDA and adjusted operating expenses. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business. These non-IFRS measures do not have any standardized meaning prescribed under IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

The Company defines adjusted operating EBITDA as operating earnings before interest, accretion, taxes, depreciation, amortization, share-based compensation, foreign exchange gain/loss, and asset impairment charges. Adjusted operating EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses adjusted operating EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance. The most directly comparable IFRS measure to adjusted operating EBITDA is net loss.

The Company defines adjusted operating expenses as operating expenses before taxes, interest, share-based compensation, depreciation, amortization, accretion, foreign exchange loss, and asset impairment charges. Adjusted operating expenses are presented on a basis consistent with the Company’s internal management reports. The most directly comparable IFRS measure to adjusted operating expenses is operating expenses.

The non-IFRS measures are reconciled to reported IFRS figures in the tables below:

	Three months ended October 31,		Six months ended October 31,
(in thousands)	2025 $	2024 $	2025 $	2024 $
Net loss	(3,195)	(2,553)	(6,154)	(6,552)
Income taxes	25	(731)	(66)	(1,397)
Amortization and depreciation	209	694	410	1,386
Accretion	—	3	—	3
Foreign exchange realized gain (loss)	(101)	(20)	35	(12)
Interest expense	57	93	116	149
Interest and other income (expense)	(35)	117	(40)	119
Loss on disposal of Europe B.V.	458	—	458	—
Unrealized foreign exchange gain (loss)	8	104	39	244
Share-based expense	152	170	207	322
Adjusted EBITDA	(2,422)	(2,123)	(4,995)	(5,738)

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED OCTOBER 31, 2025

	Three months ended October 31,		Six months ended October 31,
(in thousands)	2025 $	2024 $	2025 $	2024 $
Operating expenses	(5,437)	(5,423)	(11,124)	(11,307)
Amortization and depreciation	648	804	46	1,741
Foreign exchange gain (loss)	(101)	(20)	35	(12)
Interest expense	57	93	116	149
Share-based expense	152	170	207	322
Adjusted Operating Expenses	(4,681)	(4,376)	(10,720)	(9,107)

LIQUIDITY AND CAPITAL RESOURCES

The Company’s objectives when managing capital are to ensure sufficient liquidity for operations and adequate funding for growth and capital expenditures while maintaining an efficient balance between debt and equity. The capital structure of the Company consists of shareholders’ equity.

The Company adjusts its capital structure upon approval from its Board of Directors, considering economic conditions and the Company’s working capital requirements. There were no changes in the Company’s approach to capital management during the year. The Company is not subject to any externally imposed capital requirements.

On July 16, 2024, YA II PN, Ltd., an investment fund managed by Yorkville Advisors Global, LP (“Yorkville”), under which the Company agreed to sell and issue to Yorkville U.S.$3.0 million aggregate principal amount of convertible debentures in two tranches and at a purchase price of 95% of the aggregate principal amount. In connection with the offering, the Company and Yorkville entered into a customary Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which the Company provided certain registration rights to Yorkville under the U.S. Securities Act of 1933, as amended.

As of January 31, 2025, the company completed the full conversion of the debenture with Yorkville.

As of October 31, 2025, the Company held cash of $16.5 million as compared to $10.8 million as of April 30, 2025. During the six months ended October 31, 2025, the cash used in operating activities was $7.1 million. As part of the investing activities, the Company made property and equipment purchases of $0.4 million. As part of the financing activities, the Company incurred lease repayments of $0.4 million.

The consideration paid for the acquisition of BioStrand includes a contingent earnout payment based on the profitability of BioStrand over a 7-year period ending April 30, 2029, which shall not exceed in total €12.0 million. As of October 31, 2025, no amount has been earned or paid on the Company's contingent earnout related to the BioStrand acquisition.

Although the Company is a going concern, the Company does have cash reserves to fund all its operations for one year, and strategic future growth and expansion plans. The Company has historically incurred net losses. There is no assurance that sufficient revenues will be generated in the near future. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows. The Company may need to raise additional funds through issuances of common shares. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favorable to the Company as those previously obtained, or at all. If the Company is unable to obtain additional financing from outside sources and eventually generate enough revenues, the Company may be forced to sell a portion or all of the Company's assets or curtail or discontinue the Company's operations.

On August 6, 2025, the Company completed the sale of its IPA Europe B.V. to AVS Bio, a portfolio company of Arlington Capital Partners for total enterprise value of $12.0 million USD. The transaction generated $10.2 million USD in net proceeds. The divestiture included the purchase of the net assets of IPA Europe B.V., including the Oss and Utrecht locations. The impact of this transaction will

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED OCTOBER 31, 2025

be reflected in the Company’s consolidated financial statements for the fiscal year ending April 30, 2026, subject to the customary post-closing adjustments. The final amount of the gain or loss has not yet been determined as the purchase price adjustments are ongoing.

CAPITAL EXPENDITURES

The Company made property and equipment purchases of $0.4 million and $0.3 million during the six months ended October 31, 2025 and 2024, respectively.

OUTSTANDING SHARE DATA

The Company’s outstanding share information as of December 12, 2025 is as follows:

Security	Number	Exercise Price
Issued and outstanding common shares	46,691,281		NA
Stock options	134,000		$20.30
Stock options	5,650		$6.89
Stock options	235,000		$7.94
Stock options	16,000		$2.20
Stock options	64,000		$5.79
Stock options	7,265	U.S.	$5.71
Stock options	471,452	U.S.	$5.71
Stock options	60,000	U.S.	$2.06
Stock options	8,000	U.S.	$2.05
Stock options	8,000	U.S.	$2.05
Stock options	8,000	U.S.	$2.05
Stock options	4,000	U.S.	$2.05
Stock options	4,000	U.S.	$2.05
Stock options	8,000	U.S.	$2.05
Stock options	4,000	U.S.	$2.05
Stock options	8,000	U.S.	$2.05
Stock options	12,000	U.S.	$2.05
Stock options	4,000	U.S.	$2.05
Stock options	8,000	U.S.	$2.05
Stock options	595,000	U.S.	$1.20
Restricted stock units	26,335	U.S.	$0.30
Restricted stock units	19,806	U.S.	$0.30
Restricted stock units	23,000	U.S.	$1.99
Restricted stock units	750,000	U.S.	$2.00
Restricted stock units	410,000	U.S.	$1.62
Restricted stock units	23,000	U.S.	$1.62
Warrants	130,111	U.S.	$16.81
Warrants	56,650	U.S.	$1.34
Total	49,794,550

(1)
Priced in USD.

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED OCTOBER 31, 2025

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet transactions.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements in conformity with IFRS required estimates and judgments that affect the amounts reported in the financial statements. Actual results could differ from these estimates and judgments. Estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised. Estimates and judgments applied in preparation of the consolidated financial statements are the same as those presented in the Company’s audited annual financial statements for the year ended April 30, 2025.

ADOPTION OF NEW ACCOUNTING STANDARDS

Standards not yet adopted

IFRS 18

The new requirements introduced in IFRS 18 will help to achieve comparability of the financial performance of similar entities, especially related to how ‘operating profit or loss’ is defined. The new disclosures required for some management-defined performance measures will also enhance transparency. The Company is currently evaluating the impact of this standard to the financial statements.

These amendments are effective for reporting periods beginning on or after January 1, 2027.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) have designed disclosure controls and procedures or have caused them to be designed under their supervision. Such procedures are designed to ensure that material information relating to the Company and its consolidated subsidiaries is made known to the CEO and CFO by others within the Company, and such disclosure controls and procedures were established in order to provide reasonable assurance that:

•
material information relating to the Company is made known to the CEO and CFO by others, particularly during the period in which the interim and annual filings are being prepared; and
•
information required to be disclosed by the Company in its annual filings, interim filings or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Our management, with the participation of our CEO and CFO, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based on such evaluation, our CEO and CFO have concluded that, as of such date, our disclosure controls and procedures were not effective because of a material weakness in our internal control over financial reporting as described below during the three-month period ended October 31, 2025.

Material Weakness

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. Management identified the following material weakness in internal controls over financial reporting during the three-month period ended January 31, 2025, which continues to exist at October 31, 2025:

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED OCTOBER 31, 2025

Management concluded that we did not have sufficient resources to assist in identifying, evaluating and addressing complex technical accounting issues that affect our consolidated financial statements on a timely basis.

Ongoing Remediation Efforts to Address the Identified Material Weakness

Management, with oversight from the Audit Committee of our Board of Directors, is taking steps to remediate the control deficiencies which resulted in the material weakness described above by designing and implementing remediation measures intended to address the material weakness as of October 31, 2025, by implementing subject matter expert reviews to our internal control over financial reporting. The remediation measures intended to correct the material weakness includes engaging with expert and subject matter consultants on such complex accounting issues that may arise, as well as providing additional in-house training to personnel to support internal controls over financial reporting. With the additional measures, we intend to enhance our technical accounting expertise within the Company to better identify and address complex technical accounting issues if and when they arise.

As we continue to evaluate and work to improve our internal control over financial reporting, management may determine to take additional measures to strengthen controls or to modify the remediation plan described above. When operational, we believe the controls we have designed or plan to design will remediate the control deficiency that has led to the material weakness that we have identified. The material weakness will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Changes in internal control

We are working towards implementing processes and procedures to address the material weakness noted above. Other than changes in personnel, there were no changes in our internal control over financial reporting identified in management’s evaluation during the three-month period ended October 31, 2025, that materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

In connection with National Instrument 52-109 - Certificate of Disclosure in Issuer’s Annual and Interim Filings, the CFO of the Company has filed a 52-109F2 Certificate of Interim Filings, Full Certificate relating to the establishment and maintenance of disclosure controls and procedures and internal controls over financial reporting with respect to the financial information contained in the unaudited condensed interim consolidated financial statements for the three months ended October 31, 2025 and this accompanying MD&A.

For further information, the reader should refer to the Company’s Certificate of Interim Filings and the Annual Filings on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/searchfilings.

FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash, amounts receivable, restricted cash, investment, accounts payable and accrued liabilities, deferred acquisition payments, and leases. The fair value of investment is determined based on “Level 3” inputs which consist of unobservable inputs to the valuation methodology used. As at October 31, 2025, the Company believes the carrying values of cash, amounts receivable, restricted cash, accounts payable and accrued liabilities, and deferred payments approximate their fair values because of their nature and relatively short maturity dates or durations.

RISKS AND UNCERTAINTIES

There are numerous and varied risks, known and unknown, that may prevent the Company from achieving its goals. A detailed description of the risks and uncertainties pertaining to the Company’s operations can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended April 30, 2025. The Company is not aware of any significant changes to the risks and uncertainties disclosed at that time.

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED OCTOBER 31, 2025

The Company’s Annual Report on Form 20-F can be found on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/searchfilings.

FURTHER INFORMATION:

Additional information relating to the Company can be found on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov/searchfilings.